UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June 2004

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

REDEMPTION OF EXCHANGEABLE BOND ISSUED BY FIAT FINANCE LUXEMBOURG

SIGNATURES

REDEMPTION OF EXCHANGEABLE BOND ISSUED BY FIAT FINANCE LUXEMBOURG

Notice is hereby served that, as expected and indicated in the 2003 Annual Report, the bond exchangeable into General Motors shares ("Exchangeable GM") issued by Fiat Finance Luxembourg will be almost entirely redeemed.

On April 23, 2004 Fiat repurchased on the market and cancelled US$ 540 million of the Exchangeable GM. Following this transaction, bonds still outstanding on the market totaled US$ 1.69 billion.

Pursuant to the terms and conditions of the bond, bondholders have requested the early redemption, which will be made in cash on the early redemption date(July 9, 2004) utilizing available liquidity.

Turin, June 25, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 28, 2004

FIAT S.p.A.

	BY:	/s/ Mario Rosario Maglione Mario Rosario Maglione Power of Attorney